EXHIBIT 99.1

Top Ships Inc. Announces Closing of Financings

ATHENS, GREECE, Nov. 22, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner 2nd operator of modern, fuel efficient "ECO" tanker vessels, announced today that it closed the previously announced two Financing Agreements with a major Chinese Financier, for total gross proceeds of $45.8 million, in relation to the 50,000 dwt product/chemical tankers M/T Stenaweco Energy and M/T Stenaweco Evolution. The proceeds were used towards the reacquisition of the two vessels via the exercise of purchase options. The Company paid $47.9 million for the exercise of both purchase options and the term of both facilities is 10 years.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“We are very pleased to have concluded these new financings that we expect will improve our profitability. More specifically, the new financings have a lower cost of debt, compared to the operating leases previously in place, and their accounting treatment will result in less non-cash expenses in our profit and loss statement. As a result, we expect an increase in the profitability of the specific vessels and a positive contribution to our overall profitability.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org